

January 30, 2013

<u>**Via Email**</u>
William J. Buchanan
Chief Financial Officer
Superconductor Technologies Inc.
460 Ward Drive
Santa Barbara, CA 93111-2356

Re: **Superconductor Technologies Inc.**
       Preliminary Proxy Statement filed on Schedule 14A
       Filed on January 22, 2013
       File No. 000-21074

Dear Mr. Buchanan:

We have limited our review of your filing to the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe revision is appropriate, please tell us why in your response.

After reviewing any revision to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 1, page 3

1. We note that shareholders will receive cash in exchange for fractional shares. Please disclose whether the reverse stock split is an initial step in a going private transaction.

2. Please revise your proxy to discuss the potential negative effects of the reverse stock split to shareholders including dilution and anti-takeover impacts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jonathan Groff, Staff Attorney, at (202) 551-3458, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director